Vision Industries Corporation (OTCBB: VIIC)

(DBA Vision Motor Corporation in California)

1560 W. 190th Street, 2nd Floor

Torrance, CA 90501

December 20, 2012

Mr. Kevin L. Vaughn

Accounting Branch Chief

Division of Corporate Finance

United States Security and Exchange Commission

100 F Street NE

Washington DC 20549

Re:

Vision Industries Corp.

File No.:  000-53315

Dear Mr. Vaughn,

We are in receipt of your comment letter, dated December 12, 2012; below are our responses to each comment:

Amendment 1 to Form 10-Q for the Quarter Ended September 30, 2012

Item 4.  Controls and Procedures, page 20

1.

We do not see where you included your assessment of your disclosure controls and procedures as of September 30, 2012 pursuant to Item 307 of Regulation S-K.  Similarly, we note that you do not include an assessment of your disclosure controls and procedures in your March 31 and June 30, 2012 Forms 10-Q.  Please amend each of these filings to include an assessment of your disclosure controls and procedures as of the end of each quarterly report.  Refer to Item 307 of Regulations S-K.

Response 1:

We revised the March 31, June 30, and September 31, 2012 Forms 10-Q to accurately reflect the assessment of disclosure controls and procedures as of those dates and removed the inaccurate disclosure regarding the evaluation of  internal control over financial reporting.

2.

Please tell us how you considered the restatement of the March 31, 2012 financial statements in your evaluation of your disclosure controls and procedures as of that date and in subsequent periods.  Further, your disclosures indicate that you carried out an evaluation of your internal control over financial reporting in the interim periods notwithstanding the fact that this evaluation is only required on an annual basis pursuant to Item

December 19, 2012

308 of Regulation S-K.  Please explain to us how you considered the restatement of your March 31, 2012 financial statements in your voluntary interim period evaluation of your internal control over financial reporting as of March 31, June 30, and September 30, 2012.

Response 2:

The disclosure regarding internal control over financial reporting was accidentally included in the March 31, June 30, and September 30, 2012 quarterly reports on Form 10-Q.  Accordingly, we revised the disclosure to appropriately address disclosure controls and procedures and to acknowledge that the controls and procedures were not effective.

We acknowledge that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filings; and

•

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jerome Torresyap

Jerome Torresyap

President